Exhibit 1A-2C

Money With Meaning Fund, LLC

AUTHORIZING RESOLUTION

Class A Investor Shares

The undersigned, being the Manager of Money with Meaning Fund, LLC, a Delaware limited liability company (the “Company”), hereby adopts the following as an “Authorizing Resolution” pursuant to section 3.1 of the Limited Liability Company Agreement dated November 1, 2018 (the “LLC Agreement”):

1. Definitions. Capitalized terms that are not otherwise defined in this Authorizing Resolution shall have the meanings given to them in the LLC Agreement.

2. Authorization of Class. The Company shall have the authority to issue up to Five Million (5,000,000) Investor Shares designated as “Class A Investor Shares,” having no par value, with the rights, preferences, powers, privileges and restrictions, qualifications, and limitations set forth in this Authorizing Resolution.

3. Price. Initially, the Class A Investor Shares shall be offered to the public for Ten Dollars ($10.00) for each Class A Investor Share. The price may be increased or decreased by the Manager based the Manager’s determination of the value of the Company and its assets.

4. Manner of Offering. Initially, the Class A Investor Shares shall be offered to the public in an offering under Tier 2 of Regulation A issued by the Securities and Exchange Commission. However, Class A Investor Shares may also be offered and sold publicly or privately in other offerings as determined by the Manager.

5. Distributions.

5.1. In General. As between Class A Members on one hand and Common Members on the other hand, each distribution by the Company shall be made in the following order of priority:

5.1.1. First, the Company shall distribute to each Class A Member an amount equal to the Class A Preferred Return;

5.1.2. Second, the Company shall distribute to each Class A Member an amount equal to such Class A Member’s Unreturned Investment; and

5.1.3. Third, the Company shall distribute the balance to the Common Members.

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 5.2. Definitions. The following definitions shall apply for purposes of this Authorizing Resolution:

5.2.1. “Class A Member” means an Investor Member who owns Class A Investor Shares.

5.2.2. The “Class A Preferred Return” of a Class A Member means (subject to section 6.4) an amount such that, as of the date of any distribution, such Class A Member has received a compounded return of ten percent (10%) with respect to such Class A Member’s Unreturned Investment since the date of such Class A Member’s Capital Contribution.

5.2.3. “Common Member” means a person who owns Common Shares.

5.2.4. The “Unreturned Investment” of a Class A Member means such Class A Member’s Capital Contribution, reduced by previous distributions made to such Class A Member pursuant to section 5.1.2.

5.3. Return of Capital. The Manager shall endeavor to return the entire Capital Contribution of each Class A Member no later than the fifth (5th) anniversary of such Capital Contribution.

6. Requests for Redemption.

6.1. In General. By giving notice to the Manager, a Class A Member may request that the Manager purchase, or arrange for the purchase, of all or a portion of the Class A Investor Shares owned by such Class A Member. If such notice does not otherwise provide, it shall be deemed to be a request for the sale of all, but not less than all, of the Class A Investor Shares owned by the requesting Class A Member. If such notice is received by the fifteenth (15th) day of a calendar month, the Manager shall use commercially reasonable efforts to arrange for such purchase by the end of such month; if such notice is after the fifteenth (15th) day of a month, the Manager shall use commercially reasonable efforts to arrange for such purchase by the end of the following month.

6.2. Limitation on Manager’s Obligations. In seeking to accommodate a request made pursuant to section 6.1, the Manager shall not be required to (i) purchase the Class A Investor Shares for its own account, (ii) contribute money to the Company to fund such purchase, (iii) borrow money or dispose of assets to fund such purchase, or (iv) take any other action that would, in the sole discretion of the Manager, be adverse to the interests of the Company or its other Members.

6.3. Purchase Price. The purchase price of Class A Investor Shares purchased pursuant to this section 6 shall be the lower of (i) the price requested by the Class A Member, or (ii) the price such that the Class A Investor Shares being purchased will have yielded the Class A Preferred Return (after taking into account section 6.4).

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6.4. Adjustment in Preferred Return. If all or a portion of the Class A Investor Shares of a Class A Member is purchased pursuant to this section within six (6) months following the date such Class A Member acquired such Class A Investor Shares, then the Class A Preferred Return of such Class A Member shall be reduced from ten percent (10%) to eight percent (8%), retroactively to the date of acquisition. If all or a portion of the Class A Investor Shares of a Class A Member is purchased pursuant to this section more than six (6) months but less than twelve (12) months following the date such Class A Member acquired such Class A Investor Shares, then the Class A Preferred Return of such Class A Member shall be reduced from ten percent (10%) to nine percent (9%), retroactively to the date of acquisition.

6.5. Priority. The Manager shall consider requests made pursuant to section 6.1 in the order in which such requests are received.

6.6. Inability to Purchase. If the Manager is unable to purchase or arrange for the purchase of a Class A Investor Shares as provided in this section by the dates specified in section 6.1, the Class A Member may either rescind its request or maintain the request for the following month.

7. Mandatory Redemptions.

7.1. Based on ERISA Considerations. The Manager may, at any time, cause the Company to purchase all or any portion of the Shares owned by a Member whose assets are governed by Title I of the Employee Retirement Income Security Act of 1974, Code section 4975, or any similar Federal, State, or local law, if the Manager determines that all or any portion of the assets of the Company would, in the absence of such purchase, more likely than not be treated as “plan assets” or otherwise become subject to such laws.

7.2. Based on Other Bona Fide Business Reasons. The Manager may, at any time, cause the Company to purchase all of the Investor Shares owned by a Member if the Manager determines that (i) such Member has made material misrepresentation to the Company in connection with acquiring his, her, or its Investor Shares; (ii) a legal proceeding is commenced or threatened against the Company arising out of, or relating to, such Member’s ownership of Investor Shares; (iii) the ownership of Investor Shares by such Member will cause the Company to violate any law or regulation, or require the Company to comply with any law or regulation with which it would not otherwise be required to comply; (iv) such Member has violated any of its obligations to the Company or to the other Members; or (ii) such Member is or has engaged in (A) conduct (including but not limited to criminal conduct) that brings the Company, or threatens to bring the Company, into disrepute, or (B) is adverse and fundamentally unfair to the interests of the Company or the other Members.

7.3. Purchase Price and Payment. In the case of any purchase of Investor Shares described in this section 7, the purchase price shall be equal to the Class A Preferred Return and the Unreturned Investment of the Class A Member owning such Investor Shares.

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8. Termination of Interest. An Investor Member who has received full payment of his, her, or its Preferred Return and a full return of his, her, or its Unreturned Investment shall be deemed to have terminated his, her, or its interest in the Company and shall no longer be treated as a Member.

9. Amendment of Rights. The Company shall not amend, alter or repeal the preferences, special rights, or other powers of the Class A Investor Shares so as to affect adversely the Class A Investor Shares vis-à-vis the Common Shares or any other series of Investor Shares, without the consent of the holders of a majority of the then-outstanding Class A Investor Shares.

10. Other Class. The Company may issue one or more series of Investor Shares with rights superior to those of the Class A Investor Shares, provided that Shares of such series may not be owned by the Manager or its affiliates. Without limiting the preceding sentence, the Company may issue a series of Investor Shares whose holders have the right to receive distributions before any distributions are made to the holders of the Class A Investor Shares.

11. Preemptive Rights. Holders of the Class A Investor Shares shall have no preemptive rights or other rights to subscribe or purchase additional securities of the Company.

DATED: November 1, 2018

MONEY WITH MEANING FUND, LLC

	By:	Cloud Capital Management, LLC, Manager

By
Terrence Osterman, Managing Member

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